

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

Via E-mail
Stantec, Inc.
Daniel Lefaivre, Sr. Vice President and Chief Financial Officer
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6

> **Re: Stantec, Inc.**
> **Form 40-F for the year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-32562**

Dear Mr. Lefaivre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Income, page F-5

1.	We note that your calculation of gross margin only includes expenses related to direct payroll costs. Please tell us what consideration you have given to whether other expenses are directly attributable to your cost of sales. Reference IAS 1.103.

Notes to the Consolidated Financial Statements

9. Trade and Other Receivables, page F-29

2.	Please revise future filings to include the disclosures required by IFRS 7.37.

12. Intangible Assets, page F-34

3.	We note your disclosure regarding ongoing economic conditions and short-term performance that were considered in your goodwill impairment analysis. With a view towards future disclosure, please tell us how you considered these factors when you

Mr. Daniel Lefaivre
Stantec, Inc.
May 24, 2012
Page 2

determined that no indicators of impairment existed in 2011 regarding your intangible assets.

24. Contingencies and Guarantees, page F-44

4.   With a view towards future disclosure, please tell us what consideration you have given to the impact of your various legal claims on your cash flows.

5.   We note that you have not included a specific discussion of the nature of your various legal claims. IAS 37.86 requires certain disclosures for contingent liabilities unless the possibility of outflow in settlement is remote. Given that you have recorded provisions for claims, it appears to us that an outflow in settlement is not remote. Therefore, please revise your disclosures in future filings to provide all the information required by IAS 37.86 or tell us how you believe you currently comply with the disclosure requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief